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June 22, 2023

Division of Corporation Finance Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Heyu Biological Technology Corp Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 23, 2023 SEC File No.: 000-26731

Dear Sir/Madam,

On behalf of Heyu Biological Technology Corp (the “Company”), we set forth below responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the Fiscal Year ended December 31, 2022 (File No. 000-26731) filed on March 23, 2023. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Company.

Please note that all references to page numbers in the responses below are references to the page numbers in the Form 10K Amendment No.1 for the Fiscal Year Ended December 31, 2022 (the “Form 10-K/A”) filed concurrently with the submission of this letter. The Form 10-K/A contains the changes made in response to the Staff’s comments and certain other updated information. In addition, a marked copy of the Form 10-K/A indicating changes made since the last submission is being provided separately to the Staff together with this letter. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-K/A.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 1. Business, page 1

1. At the outset of Part I, please prominently disclose that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries.

In response to the Staff’s comments, the Company has added relevant description in Item 1 (Business) of Part I on page 1.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

To address the Staff's comments, the Company has included discussions in both Item 1 (Business) and Item 1A (Risk Factors) to cover the relevant legal and operational risks associated with conducting business operations in China. Please refer to pages 1-2 and pages 8-11 of the Form 10K/A.

3. Clearly disclose how you will refer to the holding company and subsidiaries when providing disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

The Company acknowledges the Staff’s comment and has made revisions to its disclosure in the preamble of Part I on page 1.

4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Additionally, disclose if you have specific cash management policies that dictate how funds are transferred through your organization and if applicable, describe such policies and procedures.

In response to the Staff’s comments, the Company has incorporated relevant discussions in the Section entitled “Cash Transfers and Distributions” of Item 1 (Business) of Part I on page 6 of the Form 10-K/A.

5. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comments, the Company has added discussions regarding obtaining permission or approval from Chinese authorities to operate business and offer securities to foreign investors in China in both Item 1 (Business) and Item 1A (Risk Factors).

Corporate Structure, page 4

6. For each of your subsidiaries in your organizational chart, please clearly depict where each subsidiary is incorporated. In addition, to the extent that any of the subsidiaries in the organizational chart are not wholly-owned by you, please also update your disclosure to state this clearly and disclose the other owners.

In response to the Staff’s comments, the Company has made relevant revisions to the Section entitled “Corporate Structure” of Item 1 (Business) on page 6.

7. We note the inclusion of a chart detailing your corporate structure. Please clarify if your corporate structure includes any variable interest entities or VIEs. To the extent your corporate structure does not contain any variable interest entities, please include an affirmative statement to that effect.

In response to the Staff’s comments, the Company has provided clarification in Item 1 (Business) the Form 10-K/A on page 1, explicitly stating that it does not employ a variable interest entity structure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 11

8. Please revise to address the following:

●	Revise to explain in more detail how you generated the revenue you reported and why there is no inventory reported as of the balance sheet date.

In response to the Staff’s comments, the Company has included clarifications in the Section entitled “Results of Operations” of Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of Part II on page 17 of the Form 10-K/A.

●	We note the disclosure on page F-15 and elsewhere in the filing that revenues are identified as related party. Please revise to clarify the related party relationship.

In response to the Staff’s comments, the Company has made clarification on page F-15 of the Form 10-K/A.

●	Explain why revenues are not identified as related party on the face of your Statement of Operations in your Form10-Q for the quarterly period ended March 31, 2023.

The Company is in the process of amending its Form 10-Q for the quarterly period ended March 31, 2023 to, among other things, update the name of the line item to “Revenue – related parties, net”.

●	Revise your MD&A to disclose your policies for revenue recognition. Specifically clarify when you expect to recognize the customer prepayments for your new medical products and services as revenue.

In response to the Staff’s comments, the Company has added discussions relating to our policies for revenue recognition in Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of Part II on page 18 and footnotes in Note 1 on page F-11.

9. Revise to address the following:

●	Please quantify each of the factors you noted for the increase in expenses.

In response to the Staff’s comments, the Company has provided clarification in the Section entitled “Results of Operations” of Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of Part II on page 17.

●	Please correct the table as the $27,385 disclosed as Total operating expenses is shown as Cost of revenue on your statement of operations. Break out your Cost of revenue separately, and discuss the changes accordingly.

In response to the Staff’s comments, the Company has made the necessary revisions to Sections entitled “Results of Operations” and “Cost of Revenue” of Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of Part II on pages 17 and 18.

●	At various locations in your document you discuss your research and development activities. Revise to discuss the extent to which such activities meet the criteria for reporting such amounts as research and development expenses under ASC 730, and provide separate quantification of your research and development expenses here as well as on the face of your statement of operations.

In response to the staff’s comments, the Company has made the necessary revisions and has incorporated a discussion of our research and development activities into Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of Part II on page 18.

Notes to Consolidated Financial Statements

Note 1 - The Company and Significant Accounting Policies, page F-7

10. Please expand your footnotes to discuss your accounting policies for the following areas:

●	Revenue Recognition

●	Cost of Revenue

●	Advances from Customers

In response to the staff’s comments, the Company has expanded the footnotes in Note 1 (The Company and Significant Accounting Policies) in the Form 10-K/A for the Fiscal Year Ended December 31, 2022 on pages F-10 and F-11. Additionally, the Company intends to amend its Form 10-Q for the quarterly period ended March 31, 2023, and expand the footnotes thereof.

General

11. Disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, the Company has added discussions in both Item 1 (Business) and Item 1A (Risk Factors).

12. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, the Company has added discussions in both Item 1 (Business) and Item 1A (Risk Factors).

13. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comments, the Company has added discussions in both Item 1 (Business) and Item 1A (Risk Factors).

If you have any questions or wish to discuss any aspect of the Form 10-K/A, please contact the undersigned by phone at 347.989.6327 or by e-mail at markli@magstonelaw.com.

Very truly yours,

/s/ Yue (Mark) Li
Yue (Mark) Li

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